Exhibit 99.1

Neptune Launches Mood Ring Cannabis Flower in Alberta

Alberta marks the 4th province, in addition to British Columbia, Ontario and Quebec, where Neptune Sells its Branded Cannabis

LAVAL, QC, Aug. 2, 2021 /CNW/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based and sustainable lifestyle brands, today announced it launched its  Mood Ring branded cannabis flower in the province of Alberta.

"I am pleased to announce that we have officially launched our Mood Ring Florida Citrus Kush flower in the province of Alberta, which has been very well received by consumers in other provinces," said Michael Cammarata, Chief Executive Officer and President of Neptune. "This is another step in the transformation of our cannabis business from a slow-growth, low margin extraction business to a high growth, higher margin branded CPG business."

The Alberta launch marks the fourth province, in addition to British Columbia, Ontario and Quebec, where Neptune Wellness now sells its cannabis products under its Mood Ring and PanHash brands. These four provinces account for more than 80% of Canadian cannabis retail sales and provide Neptune Wellness access to more than 2,000 retail cannabis stores in the Canadian market.

With every purchase of our Mood Ring flower products, a portion of the proceeds are donated to the planting of a tree through our partnership with One Tree Planted. The Company expects to launch new Mood Ring and PanHash branded products across its licensed Canadian footprint throughout the coming year. For more information, please visit https://moodring.com or https://panhash.com.

About Neptune Wellness

Headquartered in Laval, Quebec, Neptune is a diversified health and wellness company with a mission to redefine health and wellness. Neptune is focused on building a portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled to quickly adapt to consumer demand and bring new products to market through its mass retail partners and e-commerce channels. For additional information, please visit: https://neptunewellness.com/.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein include, without limitation, statements about the timing for filing of the annual financial statements, the fulfillment of purchase orders, the availability of products from Neptune's supplier, and the anticipated use of proceeds of the financing and other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release

View original content:https://www.prnewswire.com/news-releases/neptune-launches-mood-ring-cannabis-flower-in-alberta-301345593.html

SOURCE Neptune Wellness Solutions Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2021/02/c8909.html

%CIK: 0001401395

For further information: Steve West, Vice President Investor Relations, investors@neptunecorp.com, 888-664-9166

CO: Neptune Wellness Solutions Inc.

CNW 07:30e 02-AUG-21